GREAT COIN, INC.

2 Park Plaza, Suite 400

Irvine, California 92614

February 11, 2016

VIA E-MAIL AND EDGAR SUBMISSION

Tom Kluck

Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Coin, Inc. Request for Withdrawal of Offering Statement on Form 1-A File No. 024-10495

Dear Mr. Kluck:

Pursuant to Rule 259 under the Securities Act of 1933, as amended (the “Securities Act”), Great Coin, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Offering Statement on Form 1-A (File No. 024-10495), together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement was originally filed on November 10, 2015 and was amended on December 31, 2015.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Offering Statement at this time. More specifically, based on the Commission’s comments to the Offering Statement, the Company has reassessed its position that GX-Coin, the security proposed to be offered under the Offering Statement, should be treated as a digital security as opposed to traditional “coins” such as Bitcoin and other crypto-assets or digital currencies.

The Company’s strategic partner, Global Future City Holding Inc. (“Global Future”) previously filed a Request for No-Action Relief with the Commission on February 10, 2015 requesting that the Commission decline to recommend enforcement action against it for deployment of a similar crypto-asset, E-Gold (“EGD”), due to the uncertainty surrounding the Commission’s position on digital currencies and whether any form of digital currency or crypto-asset falls under the Commission’s rules and regulations. The Commission declined to provide a substantive response to Global Future’s Request for No-Action Relief which ultimately led Global Future to withdraw the Request for No-Action Relief on October 8, 2015 and to transfer away the EGD crypto-asset and abandon its proposed business line associated with the deployment of EGD.

The Company then partnered with Global Future and its wholly-owned subsidiary GX-Life Global, Inc. (“GX-Life Global”) to launch a business centered around deployment of GX-Coin and elected to register the GX-Coin as a security as a further attempt to avoid the uncertainty and risk associated with digital currency’s treatment by the Commission. As a result of the Company’s re-assessment of its position that GX-Coin is a digital security, the Company now intends to proceed with the trading of GX-Coin as a digital currency in the United States as a Money Service Business by registering with the Financial Crimes Enforcement Network (“FinCEN”) and obtaining licensure, as necessary, from individual states in which the Company intends to deploy GX-Coin.

The Company confirms that the Offering Statement has not been qualified, no securities have been or will be issued or sold pursuant to the Offering Statement or the prospectus contained therein and no preliminary prospectus contained in the Offering Statement has been distributed.

U.S. Securities and Exchange Commission

February 11, 2016

Please send copies of the written order granting withdrawal of the Offering Statement to the undersigned at Great Coin, Inc., 2 Park Plaza, Suite 400, Irvine, California 92614, facsimile number (949) 769-3551, with a copy to Company’s counsel, Horwitz + Armstrong, a Professional Law Corporation, 26475 Rancho Parkway South, Lake Forest, CA 92630, facsimile number (949) 540-6578, attention Lawrence Horwitz and Christopher Tinen.

If you have any questions or require any further information, please contact Lawrence W. Horwitz or Christopher L. Tinen of Horwitz + Armstrong, a Professional Law Corporation at (949) 540-6540.

Respectfully submitted,

Great Coin, Inc.

/s/ Ning Liu
Name: Ning Liu
Title: Chief Executive Officer

cc:	Michael Dunn, Great Coin, Inc. Lawrence W. Horwitz, Horwitz + Armstrong Christopher L. Tinen, Horwitz + Armstrong